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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

ArcSight, Inc.
(Name of Subject Company)

ArcSight, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)

039666102
(CUSIP Number of Class of Securities)

Thomas J. Reilly
President and Chief Executive Officer
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David A. Bell, Esq.	Trâm T. Phi, Esq.
Michael A. Brown, Esq.	Vice President and General Counsel
Shulamite R. Shen, Esq.	ArcSight, Inc.
Aaron Hou, Esq.	5 Results Way
Fenwick & West LLP	Cupertino, California 95014
801 California Street Mountain View, California 94041
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on September 22, 2010, as amended by that certain Amendment No. 1 filed with the SEC on October 6, 2010, that certain Amendment No. 2 filed with the SEC on October 14, 2010 and that certain Amendment No. 3 filed with the SEC on October 19, 2010 (as may be further amended or supplemented from time to time, the "Schedule 14D-9") by ArcSight, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by Priam Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned, direct or indirect, subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"). Purchaser and HP disclosed the tender offer in the Tender Offer Statement on Schedule TO initially filed by Purchaser and HP with the SEC on September 22, 2010, as amended by that certain Amendment No. 1 filed with the SEC on October 5, 2010, that certain Amendment No. 2 filed with the SEC on October 14, 2010, that certain Amendment No. 3 filed with the SEC on October 19, 2010 and that certain Amendment No. 4 filed with the SEC on October 21, 2010 (together with the exhibits thereto, as may be further amended or supplemented from time to time, the "Schedule TO"). Pursuant to the tender offer, Purchaser is offering to purchase all outstanding shares of the Company's common stock, par value $0.00001 per share (the "Shares") at a price of $43.50 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2010 (as may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer") contained in the Schedule TO. The Offer to Purchase and the related Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

        All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

        This Amendment No. 4 is being filed to reflect certain updates and provide certain additional information as reflected below.

Item 8.    Additional Information.

        Item 8 is hereby amended and supplemented to add the information set forth under such item below:

  (h)
  Completion of the Offer and the Merger.

        On October 21, 2010, Purchaser completed the Offer by accepting for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer at 12:00 midnight, New York City time, on Wednesday, October 20, 2010. At the expiration of the Offer, (i) including shares tendered by notice of guaranteed delivery, an aggregate of approximately 33.1 million Shares were validly tendered and not withdrawn from the Offer, representing approximately 92.1% of the outstanding Shares, and (ii) excluding shares tendered by notice of guaranteed delivery, an aggregate of approximately 30.6 million Shares were validly tendered and not withdrawn from the Offer, representing approximately 85.1% of the outstanding Shares. Accordingly, the Minimum Condition (as defined in the Offer to Purchase) has been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

2

        On October 21, 2010, HP issued a press release announcing the results of the Offer as of the expiration of the Offer period. HP also announced that the Merger is expected to occur within the next several days. In the Merger, each outstanding Share not tendered and accepted for payment in the Offer (other than (i) the Shares owned by HP, the Company and HP's subsidiaries and (ii) the Shares owned by stockholders of the Company who have properly demanded appraisal under the Delaware General Corporation Law) will be converted into the right to receive the Offer Price, without interest and less any required withholding taxes. The full text of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 9.    Exhibits.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by renaming Exhibit (a)(5) to Exhibit (a)(5)(A) and adding Exhibit (a)(5)(B), each as set forth below:

Exhibit Number	Description
(a)(5)(A)	Opinion of Morgan Stanley & Co. Incorporated to the Board of Directors of the Company, dated September 12, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(a)(5)(B)	Press Release issued by HP on October 21, 2010.

3

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

ARCSIGHT, INC.
By:	/s/ STEWART GRIERSON
Name:	Stewart Grierson
Title:	Chief Financial Officer
Date:	October 21, 2010

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  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE